3000 John Deere Road, Toano, VA 23168 Phone: (757) 259-4280.● Fax (757) 259-7293 www.lumberliquidators.com

March 26, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:		John Cash
Branch Chief

	Re:	Lumber Liquidators Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 1-33767

Dear Mr. Cash:

Lumber Liquidators Holdings, Inc. (the “Company”) has received your letter dated March 16, 2015 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2014 .

As conveyed to Mindy Hooker of your office on March 25, 2015, this letter is to inform you that we intend to provide our responses on or before April 10, 2015.

If you have questions, please feel free to contact me at 757-259-4297.

Sincerely,

/s/ E. Livingston B. Haskell

E. Livingston B. Haskell
General Corporate Counsel